Mota Group, Inc.

60 South Market Street, Suite 1100

San Jose, CA 95113

September 28, 2018

Via EDGAR

Justin Dobbie,

Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Mail Stop 3561

Re:	Mota Group, Inc.
Request for Withdrawal of Registration Statement on Form S-1
File No. 333-213982

Ladies and Gentlemen:

Mota Group, Inc (the “Company”) hereby requests withdrawal of the Company’s Registration Statement (File No. 333-213982) on Form S-1, confidentially submitted to the Securities and Exchange Commission (the “Commission”) on August 02, 2016 and originally filed with the Commission on October 05, 2016 and pre-effectively amended on Form S-1/A on October 21, 2016 , February 10, 2017 , April 25, 2017 , May 10, 2017 and May 17, 2017 (the “Registration Statement”), together with all exhibits thereto. Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”). The Registration Statement has not been declared effective. Since the Registration Statement was not declared effective by the Commission, no shares of common stock or warrants as described in the Registration Statement were sold.

The Company also requests in accordance with Rule 457(p) of the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions relating to this application for withdrawal, please contact the undersigned, or Edwin Miller, counsel to the Company in connection with the Registration Statement, at (617) 398-0408.

Sincerely,

MOTA GROUP, INC.

By:	/s/ Michael Faro
President